SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

(Mark One)

☒                                                      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO-FEE REQUIRED]

For the fiscal year ended December 31, 2015

OR

☐                                                         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                                      to

Commission file number

CITY NATIONAL BANK PROFIT SHARING PLAN

555 South Flower Street, Eighteenth Floor

Los Angeles, California 90071

(Full title of the plan and the address of the plan)

CITY NATIONAL BANK

555 South Flower Street, Eighteenth Floor

Los Angeles, California 90071

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

REQUIRED INFORMATION

Item 1.	Not Applicable

Item 2.	Not Applicable

Item 3.	Not Applicable

Item 4.	In lieu of the requirements of Items 1-3 above, plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are attached as Exhibit 2.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

City National Bank Profit Sharing Plan

By: City National Bank, Trustee

Date: June 27, 2016	By:	/s/ Michael Nunnelee
Senior Vice President

Index to Exhibits

Exhibit No.	Exhibit
1.	Consent of Moss Adams LLP

2.	Consent of KPMG LLP

3.	Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-207748) on Form S-8 of Royal Bank of Canada our report dated June 27, 2016, with respect to the statement of net assets available for benefits of City National Bank Profit Sharing Plan as of December 31, 2015, the related statement of changes in net assets available for benefits for the year ended December 31, 2015, and the related supplemental schedule as of December 31, 2015, appearing in this Annual Report (Form 11-K) of City National Bank Profit Sharing Plan.

/s/ MOSS ADAMS LLP

Campbell, California

June 27, 2016

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statement (No. 333-207748) on Form S-8 of Royal Bank of Canada of our report dated June 29, 2015, with respect to the statement of net assets available for benefits of the City National Bank Profit Sharing Plan as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2015 annual report for Form 11-K of the City National Bank Profit Sharing Plan.

/s/ KPMG LLP

Los Angeles, California
June 27, 2016

CITY NATIONAL BANK
PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2015 and 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

CITY NATIONAL BANK
PROFIT SHARING PLAN

All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee of

City National Bank Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of the City National Bank Profit Sharing Plan (the “Plan”) as of December 31, 2015, and the related statement of changes in net assets available benefits for the year ended December 31, 2015.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information included in Schedule H, line 4(i) — Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information included in Schedule H, line 4(i) — Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ MOSS ADAMS LLP

Campbell, California

June 27, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefits Committee
City National Bank Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of the City National Bank Profit Sharing Plan (the Plan) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Los Angeles, California
June 29, 2015

CITY NATIONAL BANK

PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Assets:
Participant directed investments, at fair value:
Cash and cash equivalents	$94,480,875	$44,992,405
Mutual funds	451,207,268	473,395,445
Common stock	64,875,337	112,406,517
Preferred stock	150,824	183,925
Corporate debt	54,664	99,511
Common collective trust	30,786,190	—
Other assets	194,040	148,468
Total investments	641,749,198	631,226,271
Receivables:
Employer contributions	17,172,025	15,864,741
Participant contributions	2,895	—
Notes receivable from participants	13,280,503	13,245,492
Total receivables	30,455,423	29,110,233
Noninterest-bearing cash	15,988	92,850
Total assets	672,220,609	660,429,354
Liabilities:
Contributions received in advance	—	193,638
Total liabilities	—	193,638
Net assets available for benefits	$672,220,609	$660,235,716

See accompanying notes to financial statements.

CITY NATIONAL BANK

PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2015 and 2014

	2015	2014
Additions to net assets attributable to:
Investment income:
Interest	$534,226	$530,158
Dividends	21,502,525	28,219,937
Net (depreciation) appreciation in fair value of investments	(17,561,184)	2,389,050
	4,475,567	31,139,145
Contributions:
Employer	24,279,222	22,689,773
Participants	32,444,756	27,525,083
Total additions	61,199,545	81,354,001
Deductions from net assets attributable to:
Benefits paid to participants	48,865,428	40,824,508
Administrative expenses	349,224	378,705
Total deductions	49,214,652	41,203,213
Net increase	11,984,893	40,150,788
Net assets available for benefits:
Beginning of year	660,235,716	620,084,928
End of year	$672,220,609	$660,235,716

See accompanying notes to financial statements.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(1)  Description of the Plan

The following description of the City National Bank Profit Sharing Plan (the Plan), previously called the City National Corporation (CNC) Profit Sharing Plan, provides only general information. Participants should refer to the plan agreement for a complete description of the Plan’s provisions.

(a)   General

The Plan is a defined contribution profit sharing plan with a 401(k) component, which provides retirement benefits for eligible employees of City National Bank (CNB) and its subsidiaries and certain affiliates (the Company) that have agreed to participate in the Plan. The Plan is administered by City National Bank (the Plan Sponsor) who acts by and through its administrative committee, the Benefits Committee. The Benefits Committee comprises officers of the Plan Sponsor, City National Bank, an indirect, wholly-owned subsidiary of Royal Bank of Canada (RBC). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

On November 2, 2015, RBC completed its acquisition of CNC, the holding company for CNB. At the acquisition date, each issued and outstanding share of the common stock of CNC was converted into the right to receive cash or common shares of RBC at the election of the holder (subject to proration and other limitations). Effective at the acquisition date, CNC was merged with and into RBC USA Holdco Corporation (Holdco), a Delaware corporation, with Holdco surviving the merger as a wholly-owned subsidiary of RBC.  Prior to November 2, 2015, CNC was the Company or Plan Sponsor.

The Department of Labor (DOL) conducted an investigation of the Plan, which began during the year ended December 31, 2009 for plan years ended December 31, 2006 through December 31, 2011.

The DOL issued its findings by letter dated September 29, 2012 in which the DOL addressed the appearance of violations of ERISA, subject to the possibility that additional information may revise its views.  By letter dated December 6, 2012, City National Corporation responded to the DOL.  Representatives of the DOL and City National Corporation met on May 29, 2013.  During the May 29, 2013 meeting, both the DOL and City National Corporation agreed to provide additional information and to continue discussions.  Subsequent to that meeting, City National Corporation provided additional information to the DOL.

On April 24, 2015, the DOL filed a complaint against CNC and others in the U.S. District Court for the Central District of California Western Division.  The DOL alleged the following causes of action:  (1) disloyal, imprudent, and prohibited transactions between the Plan and plan service providers City National Bank and CNC, who were also Plan fiduciaries; (2) disloyal, imprudent and prohibited transactions between the Plan and City National Asset Management, a division of City National Bank; and City National Securities, a wholly owned subsidiary of City National Bank; and (3) co-fiduciary liability with alleged damages of approximately $4 million plus lost opportunity costs.  CNC received the summons and complaint and engaged counsel.  The case is currently pending in the U.S. District Court for the Central District of California.  On April 5, 2016, the Court granted partial summary judgment in favor of the DOL and ordered CNB to retain an independent fiduciary to conduct an accounting of the amount of revenue sharing paid to CNB as a result of the Plan’s investments.  CNB’s motion for reconsideration was denied on June 7, 2016. CNB intends to appeal. The Plan Sponsor is responsible for the payment of any amounts that may be incurred with respect to this matter. The impact on the Plan will be limited to gains that may be reported as a result of any payment made by the Plan Sponsor to the Plan.  Such amounts cannot be determined at this time.

On September 1, 2014, the retirement services recordkeeping business of CNB was sold to OneAmerica Retirement Services LLC.  With this change, OneAmerica Retirement Services LLC became the recordkeeper for the Plan.  CNB remains the directed trustee for the Plan.  As part of the sale, CNB engaged Wilmington Trust Retirement and Institutional Services Company (Wilmington) to serve as the custodian for assets of the Plan.  In April 2015, Broadridge Financial Solutions, Inc. (Broadridge) acquired the retirement custody business of Wilmington and combined the business with Broadridge’s Matrix Financial Solutions (Matrix), which is doing business as Matrix Trust Company.  Plan participants prior to the sale of the business to OneAmerica Retirement Services LLC established Individually Directed Brokerage Accounts (IDAs) at City National Securities.  In conjunction with the transfer to custody to Matrix, CNC authorized CNB as Trustee to transition existing IDA accounts and to open new IDA accounts at TD Ameritrade.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Notes to Financial Statements (Continued)

December 31, 2015 and 2014

(1)  Description of the Plan (Continued)

Employees of the Company who are entitled to paid vacation time and have completed one hour of service are eligible to participate in the Plan as of their hire date. Company profit sharing contributions to the Plan are discretionary and are equal to a percentage of employee eligible compensation based on the change in Net Profits (as defined by the Plan) over the prior year, subject to an overall maximum Company contribution of 8% of Consolidated Net Profits reduced by matching contributions made for such plan year (which are not made by forfeitures). For the years ended December 31, 2015 and 2014, a profit sharing contribution of 5.49% and 5.36%, respectively, of each participant’s eligible compensation was made by the Company. Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested at the participant’s discretion in the same manner as the salary reduction contributions described below.

Under the 401(k) feature of the Plan, participants can contribute, under a salary reduction agreement, up to 50% of their eligible compensation as defined, but not to exceed the dollar amount allowed by law, which was $18,000 and $17,500, respectively, for the years ended December 31, 2015 and 2014. The Company matches these employee deferrals up to a maximum amount of 50% of the first 6% of eligible compensation contributed to the Plan each payroll period. Participants age 50 and over may make unmatched “catch-up” deferrals in accordance with Internal Revenue Code (IRC) regulations and limitations, not to exceed the dollar amount allowed by law, which was $6,000 and $5,500, respectively, for the years ended December 31, 2015 and 2014. Participants may also contribute amounts representing distributions (rollovers) from other tax-favored plans.

(b)   Participant Accounts

Each participant account is credited with the participant’s contributions, allocations of the Company’s matching contribution and profit sharing contribution (if any), earnings or losses and administrative expenses as applicable. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant’s account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

(c)   Vesting

Participant contributions and the Company’s matching contributions are immediately fully vested. A participant shall become fully vested in his or her entire accrued benefit upon the participant’s normal retirement date (as defined by the Plan), death, or total disability (as defined by the Plan). The Company’s profit sharing discretionary contributions, for participants whose employment terminates prior to his or her normal retirement date for reasons other than death or total disability shall vest in accordance with the following schedule:

Vested
Years of service	percentage
Less than 2 years	—%
2	25
3	50
4	75
5 or more	100

Any non-vested amounts in a terminated participant’s account will be forfeited in accordance with Plan provisions and used in the following sequence: first, to make any Plan contributions due to participants that have returned from qualified military service that are consistent with applicable law and the terms of the Plan; second, to make any Plan contributions required to correct administrative errors; third, to reduce matching contributions otherwise payable by the Company in the year that the forfeiture first becomes available; fourth, to restore previously forfeited account balances, if any; and fifth, to reduce matching contributions in the following year. As of December 31, 2015 and 2014, forfeited non-vested accounts totaled $46,687 and $150,317, respectively.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Notes to Financial Statements (Continued)

December 31, 2015 and 2014

(1)  Description of the Plan (Continued)

(d)   Benefit Payments

A participant may receive a distribution of his or her entire vested accrued benefit only upon the participant’s termination of employment or upon attainment of age 59 ½. While employed, withdrawal of previously contributed employee after-tax contributions and employee rollover amounts is permitted in accordance with plan provisions.

Also while employed, a participant may receive a distribution of his or her rollover account and employee contribution deferrals for reason of financial hardship in accordance with plan provisions. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months.

In general, for distributions other than for financial hardship or withdrawal of employee after-tax contributions, the method of payment shall be based on the participant’s election and may be made in the form of a lump-sum payment, installments (if eligible as defined by the Plan), or direct transfer to an Individual Retirement Account (IRA) or tax-favored plan that accepts the transfer. A participant may also elect a combination of lump-sum payment and direct transfer. Distributions shall be made in cash or in-kind in accordance with the participant’s election and plan provisions.

(e)   Notes Receivable from Participants

Loans to participants may be made, at the discretion of the Plan’s administrator, in an amount not less than $1,000 and not to exceed the lesser of 50% of the participant’s vested account balance, or $50,000 reduced by the highest outstanding balance during the previous 12 months. Participants may only have one loan outstanding at a time. Such loans are collateralized by the participant’s vested balance in the Plan and bear the prevailing interest rate used by lending institutions for loans made under similar circumstances. Interest rates ranged from 4.25% to 10.00% and maturity dates ranged from January 2016 to November 2030 as of December 31, 2015. The terms of these loans cannot exceed five years except that if the loan is used to purchase the principal residence of the participant, the loan term may be extended for up to a period of 15 years. Principal and interest are paid ratably through payroll deductions.

(f)   Plan Termination

The Company has not expressed any intent to terminate the Plan; however, it may do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants automatically become fully vested in their accrued benefits.

(g)   Plan Amendments

As a result of the merger of City National Corporation with and into RBC USA Holdco Corporation, the Plan was amended effective November 2, 2015 to change the name of the Sponsoring Employer from City National Corporation to City National Bank, as well as to change other provisions arising from the merger such as Plan name, Employer Stock, and Net Profits definition. The Plan was subsequently restated effective November 2, 2015, in accordance with Internal Revenue Service (IRS) regulations, to include all prior Plan amendments since the last restatement (including those arising from the merger with Royal Bank of Canada), as well as other IRS technical requirements.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Notes to Financial Statements (Continued)

December 31, 2015 and 2014

(2)  Significant Accounting Policies

(a)   Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

(b)   Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for benefits and the additions and deductions in the statements of changes in net assets available for benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)   Investment Valuation and Income Recognition

Publicly traded securities are carried at fair value based on the published market quotations. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. The Plan’s investment in the City National Rochdale (CNR) Prime Money Market Fund is valued at cost, which approximates fair value. Common collective trust fund is valued at the NAV of units of the collective trust. Refer to Note 3 for a discussion of fair value measurements. Purchases and sales of investments are recorded on a settlement-date basis, which does not materially differ from trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments includes both realized and unrealized gains and losses.

(d)   Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

(e)   Payment of Participant Benefits

Participant benefits are recorded when paid.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Notes to Financial Statements (Continued)

December 31, 2015 and 2014

(2)  Significant Accounting Policies (Continued)

(f)   Administrative Expenses

A portion of the administrative expenses of the Plan are paid by participants, and a portion is paid by the Company. Certain administrative expenses are paid solely by the Company.

A participant’s share of the administrative expense is charged on a per capita basis determined by dividing the applicable expenses by the number of participants.

Individual expenses, such as loan and IDA fees, are charged to the applicable participant accounts based on whether a participant takes advantage of certain Plan features. For example, the Plan’s service providers charge a fee for processing loan applications and IDA transactions.

(g)   Risks and Uncertainties

The Plan provides for various investment options in money market funds, mutual funds, common stocks, corporate debt, and government securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

(h)   Concentrations

Investment in the common stock of City National Corporation (prior to Merger on November 2, 2015) and Royal Bank of Canada (post-Merger) comprises approximately 7% and 15% of the Plan’s investments as of December 31, 2015 and 2014, respectively.

(i)   Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which exempts investments measured using the net asset value practical expedient in ASC 820, Fair Value Measurement, from categorization within the fair value hierarchy. The guidance requires retrospective application and is effective for public business entities for fiscal years, and interim periods within those years, beginning after December 15, 2015. For all other entities, the guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. Early adoption is permitted. Management elected to early adopt the provisions of this new standard. The adoption of this standard had no impact on the Plan’s net assets available for benefits or changes therein.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. Part I requires fully benefit-responsive investment contracts to be measured, presented and disclosed at contract value. Part II eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risk. Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with a month-end. The ASU is effective for fiscal years beginning after December 15, 2015 with early adoption permitted. Parts I and II should be applied retrospectively, and Part III should be applied prospectively. Management has elected to adopt Part II early. Accordingly, the amendments were retrospectively applied resulting in changes to certain investment disclosures. Adoption of this standard had no impact on the Plan’s net assets available for benefits or changes therein. Parts I and III are not applicable to the Plan.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Notes to Financial Statements (Continued)

December 31, 2015 and 2014

(3)   Fair Value Measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. The inputs used in valuation techniques are prioritized as follows:

•      Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•      Level 2: Inputs to the valuation methodology include:

•   Quoted prices for similar assets or liabilities in active markets

•   Quoted prices for identical or similar assets or liabilities in inactive markets

•   Inputs other than quoted prices that are observable for the asset or liability

•   Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•      Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

If the determination of fair value measurement for a particular asset or liability is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2015 and 2014.

Mutual funds and cash equivalents: Valued at the quoted NAV of shares held by the Plan at year-end. The Plan’s investment in the CNR Prime Money Market Fund is valued at cost, which approximates fair value.

Common and preferred stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Corporate debt: Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Common collective trust fund: Valued at the NAV of units of the collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investments for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in a different fair value measurement at the reporting date.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Notes to Financial Statements (Continued)

December 31, 2015 and 2014

(3)   Fair Value Measurements (Continued)

As of December 31, 2015 and 2014, the Plan’s investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy:

	Fair value measurement as of
	December 31, 2015, using input type
Asset type	Level 1	Level 2	Level 3	Total
Cash equivalents	$94,480,875	$—	$—	$94,480,875
Mutual funds	451,207,268	—	—	451,207,268
Common stock	64,819,285	56,052	—	64,875,337
Preferred stock	150,824	—	—	150,824
Corporate debt	—	54,664	—	54,664
Other assets	184,697	9,343	—	194,040
Total assets in the fair value hierarchy	610,842,949	120,059	—	610,963,008
Investments measured at net asset value (a)	—	—	—	30,786,190
Total investments, at fair value	$610,842,949	$120,059	$—	$641,749,198

(a)       In accordance with Topic 820, certain investments that are measured at fair value using the net asset value per share (or its equivalent), as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Notes to Financial Statements (Continued)

December 31, 2015 and 2014

(3)   Fair Value Measurements (Continued)

	Fair value measurement as of
	December 31, 2014, using input type
Asset type	Level 1	Level 2	Level 3	Total
Cash equivalents	$44,992,405	$—	$—	$44,992,405
Mutual funds	473,395,445	—	—	473,395,445
Common stock	112,326,269	80,248	—	112,406,517
Preferred stock	183,925	—	—	183,925
Corporate debt	—	99,511	—	99,511
Other assets	124,311	24,157	—	148,468
Total investments, at fair value	$631,022,355	$203,916	$—	$631,226,271

(4)   Party-in-Interest Transactions

Certain Plan investments are shares of CNR Mutual Funds managed by City National Rochdale and shares of common stock of Royal Bank of Canada. CNR is a wholly owned subsidiary of City National Bank, which is an indirect, wholly-owned subsidiary of Royal Bank of Canada, and thus, these are party-in-interest transactions.

(5)   Income Taxes

The Company received a favorable tax determination letter on November 3, 2014 from the IRS stating that the Plan is qualified under IRC Section 401(a) and that the Trust is exempt from federal income taxes under provisions of Section 501(a). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Notes to Financial Statements (Continued)

December 31, 2015 and 2014

(6)   Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the assets available for benefits between the financial statements and Form 5500 as of December 31, 2015 and 2014:

	2015	2014
Net assets available for benefits per the financial statements	$672,220,609	$660,235,716
Less interest income on notes receivable from participants	5,067	7,156
Net assets available for benefits per Form 5500	$672,215,542	$660,228,560

The following is a reconciliation of the net increase in net assets available for benefits between the financial statements and the Form 5500 for the years ended December 31, 2015 and 2014:

	2015	2014
Net increase in net assets available for benefits per the financial statements	$11,984,893	$40,150,788
Less interest income on notes receivable from participants	(2,089)	(1,269)
Net increase in net assets available for benefits per Form 5500	$11,986,982	$40,152,057

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2015 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2015

		(c)
	(b)	Description of investment, including		(e)
	Identity of issuer, borrower,	maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	collateral, par or maturity value	Cost	value
	CASH EQUIVALENTS
*	City National Rochdale Prime Money Market Fund Svc Cl	City National Rochdale Prime Money Market Fund Servicing Class	^	$428,710
*	City National Rochdale Prime Money Market Instl	City National Rochdale Prime Money Market Instl	^	90,612,824
	TDAM Money Market Portfolio Select	TDAM Money Market Portfolio Select	^	3,439,341
		Total cash equivalents		94,480,875

	CORPORATE OBLIGATIONS
	Cliffs Natural Resources 5.900% 3/15/20	Cliffs Natural Resources 5.900% 3/15/20	^	3,800
	Qwest Corporation 7.250% 9/15/25	Qwest Corporation 7.250% 9/15/25	^	27,365
	Reliance Steel & Alum 4.500% 4/15/23	Reliance Steel & Alum 4.500% 4/15/23	^	23,499
		Total corporate obligations		54,664

	PREFERRED STOCKS
	Istar Finl Inc Pfd Ser D	Istar Finl Inc Pfd Ser D	^	47,260
	JPMorgan Chase & Co 5.45%	JPMorgan Chase & Co 5.45%	^	34,154
	Nate’s Foods Co Series E - RESTRICTED	Nate’s Foods Co Series E - RESTRICTED	^	0
	Northstar Realty Fin 8.25%	Northstar Realty Fin 8.25%	^	68,970
	OI SA ADR Pfd	OI SA ADR Pfd	^	440
		Total preferred stocks		150,824

	COMMON STOCKS
	Abbott Laboratories	Abbott Laboratories	^	4,491
	Abbvie Inc	Abbvie Inc	^	5,924
	Ace Ltd Ord Shs (cb 01/15/16)	Ace Ltd Ord Shs (cb 01/15/16)	^	4,674
	Adobe Systems Inc.	Adobe Systems Inc.	^	77,031
	Advaxis Inc	Advaxis Inc	^	3,521
	Aes Corp	Aes Corp	^	96
	Affiliated Managers Group	Affiliated Managers Group	^	18,213
	Aflac Inc	Aflac Inc	^	35,940
	Air Lease Corp A	Air Lease Corp A	^	3,348
	Alcoa Inc	Alcoa Inc	^	508,818
	Alibaba Group Holding-Sp ADR	Alibaba Group Holding-Sp ADR	^	240,966
	Allied Irish Banks PLC	Allied Irish Banks PLC	^	2
	Ally Financial Inc	Ally Financial Inc	^	2,796
	Alphabet Inc CL A	Alphabet Inc CL A	^	121,370
	Alphabet Inc Cl C	Alphabet Inc Cl C	^	40,221
	Altria Group Inc	Altria Group Inc	^	174,630
	Aluminum Corp of China ADR	Aluminum Corp of China ADR	^	338
	Amazon Com Inc	Amazon Com Inc	^	27,036
	American Capital Agency Corp	American Capital Agency Corp	^	38,120
	American Electric Power Co	American Electric Power Co	^	29,135
	American Express Co.	American Express Co.	^	17,546
	American International Group	American International Group	^	99,772
	American International Group WTS	American International Group WTS	^	4,752
	American Water Works Co Inc	American Water Works Co Inc	^	65,785
	Amico Games Corp (delisted 11/10/14)	Amico Games Corp (delisted 11/10/14)	^	0
	Anadarko Pete Corp.	Anadarko Pete Corp.	^	194,320

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2015 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2015

		(c)
	(b)	Description of investment, including		(e)
	Identity of issuer, borrower,	maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	collateral, par or maturity value	Cost	value
	Apple Inc	Apple Inc	^	877,777
	Applied Material	Applied Material	^	1,867
	Archer Daniels Midland	Archer Daniels Midland	^	3,668
	Ares Capital Corp	Ares Capital Corp	^	61,631
	Ariad Pharmaceuticals	Ariad Pharmaceuticals	^	156
	Arm Holdings Plc Spon ADR	Arm Holdings Plc Spon ADR	^	14,797
	Array Biopharma Inc	Array Biopharma Inc	^	4,431
	ARRIS Group Inc (arrs 01/05/16)	ARRIS Group Inc (arrs 01/05/16)	^	3,057
	Artistdirect Inc (Delisted 8/5/2009)	Artistdirect Inc (Delisted 8/5/2009)	^	0
	At&t Inc	At&t Inc	^	124,110
	Au Optronics Corp Spon ADR	Au Optronics Corp Spon ADR	^	11,413
	Avid Technology Inc.	Avid Technology Inc.	^	58
	Axiall Corp	Axiall Corp	^	15,400
	Baker Hughes Inc.	Baker Hughes Inc.	^	3,692
	Banco Santander Adr	Banco Santander Adr	^	31,518
	Bank Of America Corp	Bank Of America Corp	^	439,832
	Bank Of America Corp-Cw19	Bank Of America Corp-Cw19	^	49,470
	Bankunited Inc	Bankunited Inc	^	51,385
	Barclays Plc ADR	Barclays Plc ADR	^	596
	Barrick Gold Corp.	Barrick Gold Corp.	^	2,214
	Bed Bath And Beyond Inc	Bed Bath And Beyond Inc	^	48
	Bellicum Pharmaceuticals Inc	Bellicum Pharmaceuticals Inc	^	4,054
	Berkshire Hathaway Inc Cl B	Berkshire Hathaway Inc Cl B	^	286,395
	Big Lots Inc	Big Lots Inc	^	26,207
	Bind Therapeutics Inc	Bind Therapeutics Inc	^	34,350
	Biogen Inc	Biogen Inc	^	315,540
	Blackrock 2001 Term Tr Inc	Blackrock 2001 Term Tr Inc	^	18,729
	Blackstone Mortgage Tru-Cl A	Blackstone Mortgage Tru-Cl A	^	4,014
	Boeing Company	Boeing Company	^	62,463
	Boulder Brands Inc (acquired 01/19/16)	Boulder Brands Inc (acquired 01/19/16)	^	4,392
	Bp Plc Spons Adr	Bp Plc Spons Adr	^	15,974
	Bristol-Myers Squibb Co	Bristol-Myers Squibb Co	^	158,217
	Cablevision Sys Cl A	Cablevision Sys Cl A	^	42,331
	Cabot Oil & Gas Corp. Class A	Cabot Oil & Gas Corp. Class A	^	11,056
	Canadian Solar Inc	Canadian Solar Inc	^	724
	Capital One Financial Corp Com	Capital One Financial Corp Com	^	12,992
	Capricor Therapeutics Inc	Capricor Therapeutics Inc	^	31
	Capstead Mtg Corp	Capstead Mtg Corp	^	43,700
	Cara Therapeutics Inc	Cara Therapeutics Inc	^	67,440
	Carmax Inc	Carmax Inc	^	10,794
	CBS Corp Cl B	CBS Corp Cl B	^	94,260
	Celgene Corp	Celgene Corp	^	376,645
	Celldex Therapeutics Inc	Celldex Therapeutics Inc	^	156,800
	Cerner Corp	Cerner Corp	^	48,437
	Charles Schwab Corporation	Charles Schwab Corporation	^	117,527
	Chesapeake Energy Corp	Chesapeake Energy Corp	^	54
	Chevron Corp	Chevron Corp	^	131,618
	Chicago Bridge & Iron - Ny Reg	Chicago Bridge & Iron - Ny Reg	^	4,484
	Chimera Investment Corp	Chimera Investment Corp	^	409
	Cisco Systems Inc	Cisco Systems Inc	^	2,715
	Citigroup Inc	Citigroup Inc	^	216,540

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2015 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2015

		(c)
	(b)	Description of investment, including		(e)
	Identity of issuer, borrower,	maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	collateral, par or maturity value	Cost	value
	Citigroup Inc Cw19	Citigroup Inc Cw19	^	1,800
	Coca-Cola Company	Coca-Cola Company	^	42,960
	Cognizant Tech Solutns Cl. A	Cognizant Tech Solutns Cl. A	^	1,921
	Colgate-Palmolive	Colgate-Palmolive	^	33,310
	Collagen Aesthetics Corp	Collagen Aesthetics Corp	^	5,112
	Comcast Corp Cl A	Comcast Corp Cl A	^	125,895
	Comerica Inc.	Comerica Inc.	^	4,222
	Community Health Sys	Community Health Sys	^	7,296
	Concordia Healthcare Corp	Concordia Healthcare Corp	^	4,083
	Conocophillips	Conocophillips	^	123,391
	Consolidated Edison	Consolidated Edison	^	19,281
	Costco Wholesale Corp-New	Costco Wholesale Corp-New	^	120,156
	CRH PLC-Sponsored ADR	CRH PLC-Sponsored ADR	^	5,764
	Cummins Inc	Cummins Inc	^	1,760
	CVS Health Corp	CVS Health Corp	^	144,602
	Cyber-Ark Software Ltd/Israe	Cyber-Ark Software Ltd/Israe	^	3,385
	Cyrusone Inc	Cyrusone Inc	^	22,470
	D R Horton Inc.	D R Horton Inc.	^	801
	Danaher Corp Del	Danaher Corp Del	^	17,647
	Danaos Corp	Danaos Corp	^	2,995
	Darden Restaurants Inc	Darden Restaurants Inc	^	63,640
	Deep Rock Oil & Gas Inc	Deep Rock Oil & Gas Inc	^	0
	Depomed Inc.	Depomed Inc.	^	7,252
	Diamond Offshore Drill	Diamond Offshore Drill	^	2,110
	Discover Financial	Discover Financial	^	5,362
	Disney Walt Co	Disney Walt Co	^	221,509
	Dolby Laboratories Inc A	Dolby Laboratories Inc A	^	8,345
	Dow Chemical Corp	Dow Chemical Corp	^	10,296
	E I Du Pont De Nemours & Co	E I Du Pont De Nemours & Co	^	13,320
	Eagle Materials Inc	Eagle Materials Inc	^	906
	Edison Intl	Edison Intl	^	59,210
	Edwards Lifesciences	Edwards Lifesciences	^	99,357
	Eli Lilly & Company	Eli Lilly & Company	^	77,940
	Emc Corp(mass)com	Emc Corp(mass)com	^	23,272
	Enerplus Corp	Enerplus Corp	^	13,072
	Ensco PLC	Ensco PLC	^	3,309
	Eog Resources Inc	Eog Resources Inc	^	22,299
	Eurobank Ergasias Sa-Uns ADR	Eurobank Ergasias Sa-Uns ADR	^	52
	Euroseas LTD	Euroseas LTD	^	25
	Exact Sciences Corp	Exact Sciences Corp	^	175,370
	Exelon Corp	Exelon Corp	^	69,425
	Exxon-Mobil Corporation	Exxon-Mobil Corporation	^	120,433
	Fabrinet Inc	Fabrinet Inc	^	50,451
	Facebook Inc-A	Facebook Inc-A	^	555,954
	Fannie Mae	Fannie Mae	^	3,772
	Fifth Third Bancorp	Fifth Third Bancorp	^	3,015
	Fireeye Inc	Fireeye Inc	^	2,074
	Firstenergy Corp	Firstenergy Corp	^	79,325

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2015 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2015

		(c)
	(b)	Description of investment, including		(e)
	Identity of issuer, borrower,	maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	collateral, par or maturity value	Cost	value
	Fitbit Inc - A	Fitbit Inc - A	^	13,315
	Fortinet Inc	Fortinet Inc	^	623
	Franklin Resources Inc	Franklin Resources Inc	^	1,289
	Freeport-Mcmoran Inc	Freeport-Mcmoran Inc	^	142
	FreeSeas Inc (free 01/15/16)	FreeSeas Inc (free 01/15/16)	^	0
	Frontline Ltd Usd	Frontline Ltd Usd	^	5,983
	Gafisa SA - ADR	Gafisa SA - ADR	^	2,260
	Garrison Capital Inc	Garrison Capital Inc	^	12,170
	General Electric Co	General Electric Co	^	544,628
	General Mills	General Mills	^	5,766
	Genuine Parts Co.	Genuine Parts Co.	^	3,006
	Genworth Financial Inc Cl A	Genworth Financial Inc Cl A	^	17,005
	Gilead Sciences Inc	Gilead Sciences Inc	^	359,224
	Glaxosmithkline Plc Ads	Glaxosmithkline Plc Ads	^	1,614
	Goldcorp Inc.	Goldcorp Inc.	^	23,120
	Goldman Sachs Group Inc	Goldman Sachs Group Inc	^	96,603
	Great Plains Energy	Great Plains Energy	^	27
	Gs Enviroservices Inc	Gs Enviroservices Inc	^	3
	Habit Restaurants Inc/The-A	Habit Restaurants Inc/The-A	^	3,459
	Halliburton Company	Halliburton Company	^	34
	Hancock Fabrics (hkfiq 3/22/07)	Hancock Fabrics (hkfiq 3/22/07)	^	1
	Hanni Financial Corp	Hanni Financial Corp	^	2,372
	Hartford Financial Services Group	Hartford Financial Services Group	^	43
	Hatteras Financial Corp	Hatteras Financial Corp	^	13,150
	HCA Holdings Inc	HCA Holdings Inc	^	56,809
	HDFC Bank Ltd Adr	HDFC Bank Ltd Adr	^	308
	Hercules Offshore Inc Wt	Hercules Offshore Inc Wt	^	0
	Hercules Technology Growth	Hercules Technology Growth	^	12,190
	Hess Corp	Hess Corp	^	193,920
	Hexcel Corp New	Hexcel Corp New	^	61,825
	Himax Technologies Inc- ADR	Himax Technologies Inc- ADR	^	34,530
	Home Depot Incorporated	Home Depot Incorporated	^	140,978
	Honeywell International	Honeywell International	^	82,545
	Host Hotels & Resorts Inc	Host Hotels & Resorts Inc	^	22,090
	Immunicon Corp (Delisted 7/25/2014)	Immunicon Corp (Delisted 7/25/2014)	^	0
	Immunocellular Therapeutics	Immunocellular Therapeutics	^	559,597
	Inovio Pharmaceuticals Inc	Inovio Pharmaceuticals Inc	^	23,016
	Intel Corporation	Intel Corporation	^	6,121
	Internap Corp	Internap Corp	^	25,600
	International Paper	International Paper	^	566
	Interxion Holding N.V Shs	Interxion Holding N.V Shs	^	3,015
	Intl Business Machines Inc	Intl Business Machines Inc	^	23,006
	Invesco Ltd	Invesco Ltd	^	3,348
	Ionis Pharmaceuticals Inc	Ionis Pharmaceuticals Inc	^	6,193
	Iron Mountain Inc	Iron Mountain Inc	^	29,495

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2015 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2015

		(c)
	(b)	Description of investment, including		(e)
	Identity of issuer, borrower,	maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	collateral, par or maturity value	Cost	value
	ITAU Unibanco Banco Multi ADR	ITAU Unibanco Banco Multi ADR	^	651
	IXYS Corp	IXYS Corp	^	758
	Jakks Pac Inc	Jakks Pac Inc	^	5,970
	Jc Penney	Jc Penney	^	2,997
	Johnson & Johnson	Johnson & Johnson	^	25,718
	JPMorgan Chase & Co	JPMorgan Chase & Co	^	192,874
	Juno Therapeutics Inc	Juno Therapeutics Inc	^	8,794
	K T Corp Spon Adr	K T Corp Spon Adr	^	238
	Karyopharm Therapeutics Inc	Karyopharm Therapeutics Inc	^	39,750
	Kearny Financial Corp	Kearny Financial Corp	^	3,168
	Keurig Green Mountain Inc	Keurig Green Mountain Inc	^	90
	Kinder Morgan Inc	Kinder Morgan Inc	^	26,526
	Kroger Co	Kroger Co	^	8,366
	Las Vegas Sands Corp	Las Vegas Sands Corp	^	4,461
	Lennar Corp	Lennar Corp	^	4,891
	Leucadia Natl Corp	Leucadia Natl Corp	^	6,782
	Lions Gate Entertainment Corp	Lions Gate Entertainment Corp	^	22,349
	Liquidity Services Inc	Liquidity Services Inc	^	1,625
	Lowes Co Inc	Lowes Co Inc	^	72,086
	Macquarie Infrastructure Corp	Macquarie Infrastructure Corp	^	18,150
	Macy’s Inc	Macy’s Inc	^	10,459
	Magna Int’l Inc.	Magna Int’l Inc.	^	54,472
	Mastercard Inc A	Mastercard Inc A	^	122,576
	Maxlinear Inc-Class A	Maxlinear Inc-Class A	^	324
	Mcdermott Int’l	Mcdermott Int’l	^	6,355
	Mcdonalds Corp	Mcdonalds Corp	^	82,698
	Mead Johnson Nutrition Co A	Mead Johnson Nutrition Co A	^	79
	Medical Marijuana Inc	Medical Marijuana Inc	^	1,080
	Medtronic PLC	Medtronic PLC	^	8,692
	Mela Sciences Inc (sskn 01/05/16)	Mela Sciences Inc (sskn 01/05/16)	^	4,440
	Merck & Company Inc	Merck & Company Inc	^	6,127
	Mercury Gen Corp	Mercury Gen Corp	^	5,821
	Mesa Air Group Inc (Delisted 3/2/2011)	Mesa Air Group Inc (Delisted 3/2/2011)	^	0
	Metlife Inc	Metlife Inc	^	3,888
	Mgp Ingredients Inc	Mgp Ingredients Inc	^	856
	Michael Kors Hldgs Ltd Shs	Michael Kors Hldgs Ltd Shs	^	3,165
	Micron Tech. Inc.	Micron Tech. Inc.	^	219,480
	Microsoft Corporation	Microsoft Corporation	^	100,301
	Mimedx Group Inc	Mimedx Group Inc	^	9
	Mobileye Nv	Mobileye Nv	^	42
	Molson Coors Brewing Co-B	Molson Coors Brewing Co-B	^	38,487
	Mondelez International Inc	Mondelez International Inc	^	4,529
	Monster Beverage Corp	Monster Beverage Corp	^	5,958
	Mylan NV SHS Euro	Mylan NV SHS Euro	^	18,925
	Nate’s Food Co	Nate’s Food Co	^	5,595
	National Bank Of Greece ADR	National Bank Of Greece ADR	^	574
	National Grid Transco Plc	National Grid Transco Plc	^	70
	Naturalnano Inc	Naturalnano Inc	^	0
	Navient Corp	Navient Corp	^	3,607
	NetEase Inc	NetEase Inc	^	3,818
	Netflix Inc	Netflix Inc	^	137,256
	Netgear Inc	Netgear Inc	^	12,238

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2015 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2015

		(c)
	(b)	Description of investment, including		(e)
	Identity of issuer, borrower,	maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	collateral, par or maturity value	Cost	value
	New Mountain Finance Corp	New Mountain Finance Corp	^	13,020
	Newlink Genetics Corp	Newlink Genetics Corp	^	7,278
	Nike Inc.	Nike Inc.	^	50,000
	Nordic American Tankers Ltd	Nordic American Tankers Ltd	^	1,554
	Nortel Networks (delisted 10/14/15)	Nortel Networks (delisted 10/14/15)	^	0
	Novocure Ltd	Novocure Ltd	^	4,472
	NXP Semiconductors Nv	NXP Semiconductors Nv	^	82,902
	Occidental Petroleum Corp.	Occidental Petroleum Corp.	^	18,458
	Oculus Innovative Sciences I	Oculus Innovative Sciences I	^	1,840
	One Gas Inc	One Gas Inc	^	3,963
	Oracle Corp	Oracle Corp	^	2,192
	Orchids Paper Products Co	Orchids Paper Products Co	^	3,092
	Organovo Holdings Inc	Organovo Holdings Inc	^	498
	Pandora Media Inc	Pandora Media Inc	^	4,895
	Paypal Holdings Inc	Paypal Holdings Inc	^	5,249
	PDL Biopharma Inc	PDL Biopharma Inc	^	10,620
	Peabody Energy Corp	Peabody Energy Corp	^	8
	Pengrowth Energy Corp	Pengrowth Energy Corp	^	631
	Pepsico Inc	Pepsico Inc	^	53,457
	Petersen Cos Inc Cl A	Petersen Cos Inc Cl A	^	133
	Petrobras Energia SA ADR	Petrobras Energia SA ADR	^	321
	Petrochina Co	Petrochina Co	^	656
	Pfizer Incorporated	Pfizer Incorporated	^	9,684
	Pg&e Corp	Pg&e Corp	^	86,700
	Phillips 66	Phillips 66	^	6,789
	Piraeus Bank-Unsp ADR	Piraeus Bank-Unsp ADR	^	1,522
	Polaris Inds Inc.	Polaris Inds Inc.	^	19,854
	Popeyes louisiana Kitchen Inc	Popeyes louisiana Kitchen Inc	^	5,909
	Portugal Telecomm Sgps S A Sponsored ADR	Portugal Telecomm Sgps S A Sponsored ADR	^	0
	Potash Corp	Potash Corp	^	770
	Ppl Corp	Ppl Corp	^	109,216
	Precision Castparts	Precision Castparts	^	8,120
	Preferred Bank/Los Angeles	Preferred Bank/Los Angeles	^	99
	Priceline Group Inc/The	Priceline Group Inc/The	^	5,100
	Procter & Gamble Co	Procter & Gamble Co	^	38,117
	Progenics Pharmaceuticals Inc	Progenics Pharmaceuticals Inc	^	3,372
	Prudential Finl Inc	Prudential Finl Inc	^	116,498
	Pulte Group Inc	Pulte Group Inc	^	66,290
	Qihoo 360 Technology Co Ltd	Qihoo 360 Technology Co Ltd	^	146
	Qiwi Plc-Sponsored ADR	Qiwi Plc-Sponsored ADR	^	36
	Qorvo Inc	Qorvo Inc	^	119,259
	Qualcomm	Qualcomm	^	77,227
	Quality Systems Inc	Quality Systems Inc	^	12,199
	Rackspace Hosting Inc	Rackspace Hosting Inc	^	25,320
	RCS Capital Corp-Class A	RCS Capital Corp-Class A	^	314
	Real Industry Inc	Real Industry Inc	^	16
	Regions Finl Corp Com	Regions Finl Corp Com	^	9,600
	Regulus Therapeutics Inc	Regulus Therapeutics Inc	^	17,440
	Relypsa Inc	Relypsa Inc	^	40,470
	Rite Aid Corp	Rite Aid Corp	^	105,840

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2015 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2015

		(c)
	(b)	Description of investment, including		(e)
	Identity of issuer, borrower,	maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	collateral, par or maturity value	Cost	value
*	Royal Bank Of Canada	Royal Bank Of Canada	^	48,953,546
	Royal Dutch Shell PLC - ADR A	Royal Dutch Shell PLC - ADR A	^	462,717
	Royal Dutch Shell PLC - ADR B	Royal Dutch Shell PLC - ADR B	^	2,302
	Royal Gold Inc	Royal Gold Inc	^	10,212
	Royal Ptt Nederland Adr	Royal Ptt Nederland Adr	^	3,830
	Samaritan Pharmaceuticals (Delisted 8/15/2011)	Samaritan Pharmaceuticals (Delisted 8/15/2011)	^	0
	Sangamo Biosciences	Sangamo Biosciences	^	98,147
	Sanmina Corp	Sanmina Corp	^	2,696
	Sarepta Therapeutics Inc	Sarepta Therapeutics Inc	^	92,592
	Schlumberger Ltd	Schlumberger Ltd	^	58,171
	Seabridge Res Inc	Seabridge Res Inc	^	2,694
	Seadrill Ltd	Seadrill Ltd	^	10,238
	Seventy Seven Energy Inc	Seventy Seven Energy Inc	^	6
	Shire PLC ADR	Shire PLC ADR	^	4,305
	Silver Wheaton Corp	Silver Wheaton Corp	^	3,602
	Skyworks Solutions Inc	Skyworks Solutions Inc	^	2,322
	Sonic Automotive Cl A	Sonic Automotive Cl A	^	319
	Southern Company	Southern Company	^	304,135
	Southwest Airlines Company	Southwest Airlines Company	^	2,110
	Square Inc - A	Square Inc - A	^	13,090
	Starbucks Corp.	Starbucks Corp.	^	86,443
	Starpharma Holdings-Spon Adr	Starpharma Holdings-Spon Adr	^	59,148
	Starwood Property Trust Inc	Starwood Property Trust Inc	^	9,067
	Starwood Waypont Reside (sfr 01/06/16)	Starwood Waypont Reside (sfr 01/06/16)	^	1,992
	Stemline Therapeutics Inc	Stemline Therapeutics Inc	^	25,240
	Stereotaxis Inc	Stereotaxis Inc	^	43,861
	SunEdison Inc	SunEdison Inc	^	20,360
	Sunpower Corp	Sunpower Corp	^	120,040
	Super Micro Computer Inc	Super Micro Computer Inc	^	7,353
	Supervalu Inc	Supervalu Inc	^	5,085
	Swift Energy Co (sfywq 01/05/16)	Swift Energy Co (sfywq 01/05/16)	^	18
	Synchrony Financial	Synchrony Financial	^	32,387
	Taiwan Semiconductor	Taiwan Semiconductor	^	3,185
	Target Corp	Target Corp	^	14,522
	Taseko Mines LTD	Taseko Mines LTD	^	5,610
	Techprecision Corp	Techprecision Corp	^	9,779
	Tesla Motors Inc	Tesla Motors Inc	^	14,401
	Textron Inc	Textron Inc	^	89,145
	The Kraft Heinz Co	The Kraft Heinz Co	^	2,401
	TherapeuticsMD Inc	TherapeuticsMD Inc	^	103,700
	Thermo Fisher Scientific Inc	Thermo Fisher Scientific Inc	^	91,635
	Tidewater Inc.	Tidewater Inc.	^	70
	Transgenomic Inc	Transgenomic Inc	^	445
	Transocean Ltd	Transocean Ltd	^	14,608
	Trina Solar Ltd - Spons ADR	Trina Solar Ltd - Spons ADR	^	4,827
	Trinity Biotech PLC Spon ADR	Trinity Biotech PLC Spon ADR	^	4,704

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2015 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2015

		(c)
	(b)	Description of investment, including		(e)
	Identity of issuer, borrower,	maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	collateral, par or maturity value	Cost	value
	Twitter Inc	Twitter Inc	^	256,160
	Tyson Foods Inc Cl A	Tyson Foods Inc Cl A	^	74,395
	Union Pacific Corp.	Union Pacific Corp.	^	44,027
	Unitedhealth Group Inc	Unitedhealth Group Inc	^	26,469
	Universal Display Corp	Universal Display Corp	^	4,791
	Us Global Nanospace Inc	Us Global Nanospace Inc	^	0
	V.F. Corp.	V.F. Corp.	^	4,669
	Valeant Pharmaceuticals Intl	Valeant Pharmaceuticals Intl	^	1,321
	Varonis Systems Inc	Varonis Systems Inc	^	37,600
	VCA Inc	VCA Inc	^	2,970
	Vedanta Ltd	Vedanta Ltd	^	6
	Veolia Environnement ADR	Veolia Environnement ADR	^	1,829
	Verisign Inc.	Verisign Inc.	^	6,814
	Verizon Communications	Verizon Communications	^	207,204
	Vesta Insurance Group Inc (Delisted 12/29/2006)	Vesta Insurance Group Inc (Delisted 12/29/2006)	^	0
	Vimpelcom Ltd Spon ADR	Vimpelcom Ltd Spon ADR	^	656
	Visa Inc Class A Shares	Visa Inc Class A Shares	^	96,162
	Vitae Pharmaceuticals Inc	Vitae Pharmaceuticals Inc	^	79,350
	Wabtec	Wabtec	^	67,920
	Walgreens Boots Alliance Inc	Walgreens Boots Alliance Inc	^	8,638
	Wal-Mart Stores Inc	Wal-Mart Stores Inc	^	6,130
	Waste Management Inc	Waste Management Inc	^	26,685
	Wells Fargo & Co New	Wells Fargo & Co New	^	84,458
	Westport Innovations Inc	Westport Innovations Inc	^	1,005
	Whitewave Foods Co - A	Whitewave Foods Co - A	^	40,077
	Whole Foods Market Inc.	Whole Foods Market Inc.	^	33,500
	WPX Energy Inc	WPX Energy Inc	^	7,462
	Xilinx Inc	Xilinx Inc	^	3,545
	XL Group PLC	XL Group PLC	^	196
	Yahoo Inc.	Yahoo Inc.	^	4,158
	Yamana Gold Inc	Yamana Gold Inc	^	233
	Yellow Media Ltd	Yellow Media Ltd	^	276
	Yellow Media Ltd-Cw22	Yellow Media Ltd-Cw22	^	30
	Yum! Brands Inc.	Yum! Brands Inc.	^	14,610
	ZioPharm Oncology Inc	ZioPharm Oncology Inc	^	7,479
	Zix Corp	Zix Corp	^	5,080
	Zurich Insurance Group AG	Zurich Insurance Group AG	^	5,125
	Zynga Inc	Zynga Inc	^	2,144
		Total common stocks		64,875,337

	COMMON COLLECTIVE FUNDS
	Prudential Core Plus Bond Fund Class 5	Prudential Core Plus Bond Fund Class 5	^	30,786,190
		Total common collective funds		30,786,190

	MUTUAL FUNDS
	Akre Focus Fund-Ret	Akre Focus Fund-Ret	^	52,416
	Amer Funds Capwrldbd A	Amer Funds Capwrldbd A	^	15,021
	American Funds - New World Fun	American Funds - New World Fun	^	15,806,669
	Baron Small Cap	Baron Small Cap	^	10,793
	Brown Cap Small Co Instl	Brown Cap Small Co Instl	^	13,424
	Calamos Conv Opp Inc Sbi	Calamos Conv Opp Inc Sbi	^	11,544
	Calamos Convertible & High Income	Calamos Convertible & High Income	^	61,088
	Calamos Global Total Return	Calamos Global Total Return	^	11,420
	Cambria Foreign Shareholder	Cambria Foreign Shareholder	^	3,005
	Cambria Global Asset Allocat	Cambria Global Asset Allocat	^	2,309
	Cambria Global Value ETF	Cambria Global Value ETF	^	6,202
	Cambria Shareholder Yield Et	Cambria Shareholder Yield Et	^	28,899
*	City National Rochdale Dividend & Income Fund Cl N	City National Rochdale Dividend & Income Fund Cl N	^	245,296
*	City National Rochdale Emerging Markets Fund Cl N	City National Rochdale Emerging Markets Fund Cl N	^	645,839

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2015 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2015

		(c)
	(b)	Description of investment, including		(e)
	Identity of issuer, borrower,	maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	collateral, par or maturity value	Cost	value
*	City National Rochdale Fixed Income Opportunities Fund Cl N	City National Rochdale Fixed Income Opportunities Fund Cl N	^	1,764,209
*	City National Rochdale Government Bond Fund Instl	City National Rochdale Government Bond Fund Instl	^	40,485,055
*	City National Rochdale Government Bond Fund Svc	City National Rochdale Government Bond Fund Svc	^	394,409
*	City Natl High Yield Bond-Sv	City Natl High Yield Bond-Sv	^	24,668
*	CNR High Yield Bd Fd - Ins #2645	CNR High Yield Bd Fd - Ins #2645	^	25,737,977
	Columbia Mid-Cap Value-Y	Columbia Mid-Cap Value-Y	^	5,832,513
	Cty Natl Rochdale Corp Bd-Sv	Cty Natl Rochdale Corp Bd-Sv	^	901,434
	Cty Natl Rochdale Us Cre-Srv	Cty Natl Rochdale Us Cre-Srv	^	255,629
	Delaware Small Cap Value I	Delaware Small Cap Value I	^	26,425,263
	Deutsche X-trackers Harvest CSI 300 China A Shs ETF	Deutsche X-trackers Harvest CSI 300 China A Shs ETF	^	42,669
	Direxion Daily Latin America	Direxion Daily Latin America	^	312
	Dodge & Cox Balanced	Dodge & Cox Balanced	^	116,526
	Dodge & Cox Income	Dodge & Cox Income	^	27,001
	Dodge & Cox Intl Stock	Dodge & Cox Intl Stock	^	16,917
	Dodge & Cox Stock	Dodge & Cox Stock	^	28,301
	Doubleline Total Return Bond N	Doubleline Total Return Bond N	^	21,607
	Eagle Small Cap Growth R5	Eagle Small Cap Growth R5	^	35,134,376
	Eaton Vance Fl Rate Adv-I	Eaton Vance Fl Rate Adv-I	^	63,343
	Eaton Vance Tax - Managed Glob	Eaton Vance Tax - Managed Glob	^	63,637
	Energy Select Sector Spdr	Energy Select Sector Spdr	^	28,954
	EuroPacific Growth R6	EuroPacific Growth R6	^	37,082,557
	Eventide Gilead Fund Class N	Eventide Gilead Fund Class N	^	11,652
	Fidelity Contrafund	Fidelity Contrafund	^	29,463
	Fidelity Leverage Co Stk	Fidelity Leverage Co Stk	^	25,514
	Fidelity New Markets Inc	Fidelity New Markets Inc	^	19,459
	Fidelity Sel Biotech	Fidelity Sel Biotech	^	5,631
	Fidelity Sel Constr&hous	Fidelity Sel Constr&hous	^	6,019
	Fidelity Sel Health Care	Fidelity Sel Health Care	^	19,707
	Fidelity Sel Retailing	Fidelity Sel Retailing	^	6,262
	Fidelity Sel Transportation	Fidelity Sel Transportation	^	4,456
	First Eagle Sogen Global A	First Eagle Sogen Global A	^	29,996
	First Trust CBOE S&P 500 Vix	First Trust CBOE S&P 500 Vix	^	2,424
	First Trust DJ Internet Ind	First Trust DJ Internet Ind	^	24,994
	First Trust Multi Cap Growth	First Trust Multi Cap Growth	^	149,160
	Fpa New Income	Fpa New Income	^	15,861
	Global X FTSE Greece 20 ETF	Global X FTSE Greece 20 ETF	^	1,592
	Global X Ftse Portugal 20 Et	Global X Ftse Portugal 20 Et	^	1,011
	Global X MSCI Columbia ETF	Global X MSCI Columbia ETF	^	2,484
	Guggenheim S&P 500 Equal Weight	Guggenheim S&P 500 Equal Weight	^	241,416

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2015 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2015

		(c)
	(b)	Description of investment, including		(e)
	Identity of issuer, borrower,	maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	collateral, par or maturity value	Cost	value
	Harbor Bond Inst	Harbor Bond Inst	^	20,162
	Highland/Iboxx Senior Loan E	Highland/Iboxx Senior Loan E	^	29,604
	Homestead Small Company Stock	Homestead Small Company Stock	^	9,256
	iShares 20+ Year Treasury Bond	iShares 20+ Year Treasury Bond	^	1,809
	Ishares Core S&P Mid-Cap ETF	Ishares Core S&P Mid-Cap ETF	^	23,684
	Ishares Core S&P Small-Cap ETF	Ishares Core S&P Small-Cap ETF	^	90,841
	Ishares Gold Trust	Ishares Gold Trust	^	52,326
	iShares MSCI Austria Capped ETF	iShares MSCI Austria Capped ETF	^	1,565
	iShares MSCI Brazil Capped ETF	iShares MSCI Brazil Capped ETF	^	3,412
	iShares MSCI Germany ETF	iShares MSCI Germany ETF	^	3,928
	iShares MSCI Italy Capped ETF	iShares MSCI Italy Capped ETF	^	2,748
	iShares MSCI Russia Capped ETF	iShares MSCI Russia Capped ETF	^	2,226
	iShares MSCI Spain Capped ETF	iShares MSCI Spain Capped ETF	^	2,827
	iShares MSCI Taiwan ETF	iShares MSCI Taiwan ETF	^	3,639
	iShares MSCI Turkey ETF	iShares MSCI Turkey ETF	^	1,818
	iShares Nasdaq Biotechnology ETF	iShares Nasdaq Biotechnology ETF	^	25,375
	iShares Russell 1000 Growth ETF	iShares Russell 1000 Growth ETF	^	24,870
	iShares Russell 2000 Growth ETF	iShares Russell 2000 Growth ETF	^	8,357
	iShares S&P 500 Value ETF	iShares S&P 500 Value ETF	^	16,378
	ISHARES SILVER TRUST ISHARES	ISHARES SILVER TRUST ISHARES	^	26,393
	Ivy High Income Fund I	Ivy High Income Fund I	^	21,902
	Janus Enterprise - N	Janus Enterprise - N	^	25,627,918
	John Hancock Disciplined Value Fund R6	John Hancock Disciplined Value Fund R6	^	39,198,237
	John Hancock Pfd Income III	John Hancock Pfd Income III	^	53,580
	John Hancock Preferred Income Fund	John Hancock Preferred Income Fund	^	40,040
	Kayne Anderson Energy Total Return	Kayne Anderson Energy Total Return	^	22,419
	Kayne Anderson MLP Investment	Kayne Anderson MLP Investment	^	51,870
	Loomis Sayles Bond Fund-Retail	Loomis Sayles Bond Fund-Retail	^	20,269
	Market Vectors Egypt Index ETF	Market Vectors Egypt Index ETF	^	3,821
	Market Vectors Emer H/Y Bond	Market Vectors Emer H/Y Bond	^	55,079
	Market Vectors Gold Miners	Market Vectors Gold Miners	^	3,430
	Market Vectors Poland ETF	Market Vectors Poland ETF	^	2,660
	Market Vectors Vietnam	Market Vectors Vietnam	^	7,395
	Matthews China Small Comp-IV	Matthews China Small Comp-IV	^	3,063
	Matthews India Fund	Matthews India Fund	^	5,922
	Meridian Growth	Meridian Growth	^	32,428
	Nuveen Credit Strategies Income Fund	Nuveen Credit Strategies Income Fund	^	26,209
	Nuveen Nasdaq 100 Dynamic Ov	Nuveen Nasdaq 100 Dynamic Ov	^	28,842
	Nuveen Pfd Income Opportunities Fund	Nuveen Pfd Income Opportunities Fund	^	42,024
	Nuveen S&P 500 Buy-Write Inc	Nuveen S&P 500 Buy-Write Inc	^	13,940
	Oakmark Equity & Inc I	Oakmark Equity & Inc I	^	31,748
	Oakmark Global Fund - CL I	Oakmark Global Fund - CL I	^	36,109
	Oppenheimer Developing Markets I	Oppenheimer Developing Markets I	^	37,475
	PIMCO 1-5 Year US TIPS Index ETF	PIMCO 1-5 Year US TIPS Index ETF	^	5,133
	Pimco Commodity Rr Strat D	Pimco Commodity Rr Strat D	^	9,615
	Pimco Corporate & Income Opportunity Fund	Pimco Corporate & Income Opportunity Fund	^	16,163
	Pimco High Income Fund	Pimco High Income Fund	^	46,794
	Pimco Income Opportunity Fund	Pimco Income Opportunity Fund	^	26,316
	Pimco Total Return Instl	Pimco Total Return Instl	^	0
	Powershares DWA Smallcap Momentum Portfolio	Powershares DWA Smallcap Momentum Portfolio	^	244,400
	Powershares DWS Momentum Portfolio	Powershares DWS Momentum Portfolio	^	104,790
	Powershares DYN Pharmaceutic	Powershares DYN Pharmaceutic	^	23,790
	Powershares Nasdaq Internet	Powershares Nasdaq Internet	^	24,871
	Powershares QQQ Nasdaq 100	Powershares QQQ Nasdaq 100	^	24,609
	Powershares S&P 500 High Dividend Low Volatility Portfolio	Powershares S&P 500 High Dividend Low Volatility Portfolio	^	4,167
	Primecap Odyssey Aggr Growth	Primecap Odyssey Aggr Growth	^	12,287
	Proshares Short High Yield	Proshares Short High Yield	^	11,460
	Proshares Short QQQ	Proshares Short QQQ	^	3,915
	Proshares TR Ultra Oil & Gas	Proshares TR Ultra Oil & Gas	^	30

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2015 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2015

		(c)
	(b)	Description of investment, including		(e)
	Identity of issuer, borrower,	maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	collateral, par or maturity value	Cost	value
	Proshares Ultrashort Real Estate	Proshares Ultrashort Real Estate	^	9,545
	Proshares Ultrashort S&P 500	Proshares Ultrashort S&P 500	^	27,902
	Ranger Equity Bear ETF	Ranger Equity Bear ETF	^	7,532
	Royce Special Equity Inv	Royce Special Equity Inv	^	10,894
	Scout International	Scout International	^	12,011
	Select Sector Consumer Discretionary Tr	Select Sector Consumer Discretionary Tr	^	25,011
	Select Sector Spdr Utilities	Select Sector Spdr Utilities	^	43
	SPDR Barclays Convertible Securities ETF	SPDR Barclays Convertible Securities ETF	^	5,410
	SPDR Barclays High Yield Bond ETF	SPDR Barclays High Yield Bond ETF	^	3,391
	SPDR Biotech ETF	SPDR Biotech ETF	^	358,020
	SPDR Dow Jones Industrial Average ETF Trust	SPDR Dow Jones Industrial Average ETF Trust	^	5,220
	SPDR GOLD TRUST GOLD SHS	SPDR GOLD TRUST GOLD SHS	^	23,336
	SPDR Oil & Gas Export & Prod	SPDR Oil & Gas Export & Prod	^	4,533
	SPDR Russell 3000 ETF	SPDR Russell 3000 ETF	^	5,478
	SPDR S&P 500 ETF Trust	SPDR S&P 500 ETF Trust	^	121,303
	Spdr S&P Dividend	Spdr S&P Dividend	^	130,660
	Spdr S&P Midcap 400 EFT Trust	Spdr S&P Midcap 400 EFT Trust	^	88,914
	Sprott Physical Gold Trust	Sprott Physical Gold Trust	^	14,693
	Stone Ridge Reinsur Risk Pre	Stone Ridge Reinsur Risk Pre	^	204,411
	T Rowe Price Retire 2035	T Rowe Price Retire 2035	^	144,435
	T. Rowe Price Cap Apprec	T. Rowe Price Cap Apprec	^	82,462
	T. Rowe Price Health Sci	T. Rowe Price Health Sci	^	58,332
	Templeton Global Bond Fd - Ad	Templeton Global Bond Fd - Ad	^	14,231,189
	Third Avenue Realest Val	Third Avenue Realest Val	^	89,023
	Touchstone Small Cap Core Y	Touchstone Small Cap Core Y	^	150,466
	Tweedy Browne Global Value	Tweedy Browne Global Value	^	218,085
	United States Oil Fund LP	United States Oil Fund LP	^	10,450
	Vanguard Dividend Apprec ETF	Vanguard Dividend Apprec ETF	^	88,646
	Vanguard Energy ETF	Vanguard Energy ETF	^	4,572
	Vanguard FTSE All-World Ex-US	Vanguard FTSE All-World Ex-US	^	17,364
	Vanguard FTSE Developed Markets ETF	Vanguard FTSE Developed Markets ETF	^	15,055
	Vanguard FTSE Emerging Market	Vanguard FTSE Emerging Market	^	11,121
	Vanguard High Dividend Yield	Vanguard High Dividend Yield	^	13,350
	Vanguard Hi-Yld Corp	Vanguard Hi-Yld Corp	^	19,271
	Vanguard Inflation-Protected Securities Invst	Vanguard Inflation-Protected Securities Invst	^	2,797
	Vanguard Large Cap Index Ins	Vanguard Large Cap Index Ins	^	69,332,406
	Vanguard Mega Cap Growth ETF	Vanguard Mega Cap Growth ETF	^	11,210
	Vanguard Mid Cap Index Ins	Vanguard Mid Cap Index Ins	^	13,156,429
	Vanguard Reit Index	Vanguard Reit Index	^	14,677
	Vanguard S/T Corp Bond Etf	Vanguard S/T Corp Bond Etf	^	4,344
	Vanguard Small- Cap ETF	Vanguard Small- Cap ETF	^	37,618
	Vanguard Small Cap Index- Inst	Vanguard Small Cap Index- Inst	^	14,564,064
	Vanguard Smcp Idx	Vanguard Smcp Idx	^	11,065
	Vanguard Specialized Div Growth Fd	Vanguard Specialized Div Growth Fd	^	62,391
	Vanguard Target Retirement 2010	Vanguard Target Retirement 2010	^	449,581
	Vanguard Target Retirement 2020	Vanguard Target Retirement 2020	^	5,806,277
	Vanguard Target Retirement 2030	Vanguard Target Retirement 2030	^	6,704,799
	Vanguard Target Retirement 2040	Vanguard Target Retirement 2040	^	5,692,931
	Vanguard Target Retirement 2050	Vanguard Target Retirement 2050	^	3,481,605
	Vanguard Target Retirement 2055 Fund Inv	Vanguard Target Retirement 2055 Fund Inv	^	1,205,117
	Vanguard Target Retirement 2060 Fund	Vanguard Target Retirement 2060 Fund	^	488,148
	Vanguard Tgt Retire Income	Vanguard Tgt Retire Income	^	352,706
	Vanguard Tgt Retirement 2015	Vanguard Tgt Retirement 2015	^	2,260,032
	Vanguard Tgt Retirement 2025	Vanguard Tgt Retirement 2025	^	7,160,320

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2015 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2015

		(c)
	(b)	Description of investment, including		(e)
	Identity of issuer, borrower,	maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	collateral, par or maturity value	Cost	value
	Vanguard Tgt Retirement 2035	Vanguard Tgt Retirement 2035	^	7,231,409
	Vanguard Tgt Retirement 2045	Vanguard Tgt Retirement 2045	^	4,943,114
	Vanguard Total Stock Market ETF	Vanguard Total Stock Market ETF	^	37,027
	Velocityshares 3X Long Crude	Velocityshares 3X Long Crude	^	395
	Voya Global Real Estate Fund Class I	Voya Global Real Estate Fund Class I	^	132,026
	Western Asset Emerging Markets Debt	Western Asset Emerging Markets Debt	^	27,460
	William Blair Growth Fund I	William Blair Growth Fund I	^	33,418,622
	Wisdom Tree Korea Hedged Equ	Wisdom Tree Korea Hedged Equ	^	3,987
	Wisdomtree Europe Hedged Equ	Wisdomtree Europe Hedged Equ	^	79,370
	Wisdomtree Japan Dividend Fund	Wisdomtree Japan Dividend Fund	^	88,892
		Total mutual funds		451,207,268

	PARTNERSHIPS
	Blackstone Group LP	Blackstone Group LP	^	50,468
	CVR Refining LP	CVR Refining LP	^	47,325
	Energy Transfer Equity LP	Energy Transfer Equity LP	^	14
	Energy Transfer Partners	Energy Transfer Partners	^	25,331
	Enterprise Products Pptns LP	Enterprise Products Pptns LP	^	25,580
	Icahn Enterprises LP	Icahn Enterprises LP	^	3,203
	KKR & Co LP	KKR & Co LP	^	5,846
	Linn Energy LLC - Units	Linn Energy LLC - Units	^	18,131
	Tc Pipelines LP	Tc Pipelines LP	^	8,799
		Total partnerships		184,697

	OPTIONS
	Alcatel-Lucent-Sponsored ADR @3 1/20/17	Alcatel-Lucent-Sponsored ADR @3 1/20/17	^	1,032
	Alphabet Inc-Cl A @795 1/15/16	Alphabet Inc-Cl A @795 1/15/16	^	1,716
	Amazon.Com Inc @270 1/15/16	Amazon.Com Inc @270 1/15/16	^	0
	Amazon.Com Inc @680 1/08/16	Amazon.Com Inc @680 1/08/16	^	2,179
	Bank Of America Corporation @15 1/15/16	Bank Of America Corporation @15 1/15/16	^	559
	Chipotle Mexican Grill Inc @532.5 12/31/15	Chipotle Mexican Grill Inc @532.5 12/31/15	^	50
	Conocophillips @67.5 1/15/16	Conocophillips @67.5 1/15/16	^	0
	Facebook Inc-A @107 12/31/15	Facebook Inc-A @107 12/31/15	^	(45)
	Financial Select Sector Spdr @24 1/15/16	Financial Select Sector Spdr @24 1/15/16	^	229
	Financial Select Sector Spdr @24 1/20/17	Financial Select Sector Spdr @24 1/20/17	^	504
	Hsbc Holdings Plc-Spons Adr @45 1/20/17	Hsbc Holdings Plc-Spons Adr @45 1/20/17	^	310
	Ishares MSCI Emerging Market @4 1/15/16	Ishares MSCI Emerging Market @4 1/15/16	^	0
	Mannkind Corp @5.5 1/15/16	Mannkind Corp @5.5 1/15/16	^	0
	Netflix Inc @118 12/31/15	Netflix Inc @118 12/31/15	^	(5)
	Netflix Inc @127 12/31/15	Netflix Inc @127 12/31/15	^	(117)
	Netflix Inc @25.71 1/15/16	Netflix Inc @25.71 1/15/16	^	0
	Peabody Energy Corp @40 01/20/17	Peabody Energy Corp @40 01/20/17	^	0
	Perion Network Ltd @2.5 4/15/16	Perion Network Ltd @2.5 4/15/16	^	802
	Pilgrim’s Pride Corp @23 1/15/16	Pilgrim’s Pride Corp @23 1/15/16	^	150
	Powershares DD US Dol Ind Bu @26 1/15/16	Powershares DD US Dol Ind Bu @26 1/15/16	^	44
	Priceline Group Inc/The @1212.5 1/08/16	Priceline Group Inc/The @1212.5 1/08/16	^	258
	S&P 100 Index @860 12/31/15	S&P 100 Index @860 12/31/15	^	110
	S&P 100 Index @880 12/31/15	S&P 100 Index @880 12/31/15	^	45
	S&P 100 Index @895 12/31/15	S&P 100 Index @895 12/31/15	^	15
	S&P 100 Index @900 12/31/15	S&P 100 Index @900 12/31/15	^	6
	Sandridge Energy Inc @7 1/15/16	Sandridge Energy Inc @7 1/15/16	^	1
	Sunedison Inc @5.5 1/29/16	Sunedison Inc @5.5 1/29/16	^	(2,109)
	Taseko Mines Ltd @1 2/19/16	Taseko Mines Ltd @1 2/19/16	^	(1,521)
	T-Mobile US Inc @38 1/15/16	T-Mobile US Inc @38 1/15/16	^	2,071
	Twitter Inc @25 1/15/16	Twitter Inc @25 1/15/16	^	680
	Tyson Foods Inc-Cl A @55 1/15/16	Tyson Foods Inc-Cl A @55 1/15/16	^	(160)
	Urban Outfitters Inc @28 1/15/16	Urban Outfitters Inc @28 1/15/16	^	2,100
	Weatherford International Pl @15 1/20/17	Weatherford International Pl @15 1/20/17	^	165
	Weatherford International Pl @20 1/15/16	Weatherford International Pl @20 1/15/16	^	0
	Zoetis Inc @55 1/15/16	Zoetis Inc @55 1/15/16	^	23
	Sandridge Mississippian Tr Units	Sandridge Mississippian Tr Units	^	251
		Total other assets		9,343

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2015 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year) (Continued)

December 31, 2015

		(c)
	(b)	Description of investment, including		(e)
	Identity of issuer, borrower,	maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	collateral, par or maturity value	Cost	value
	PARTICIPANT LOANS
*	CNB PARTICIPANT LOAN	Participant loans, bearing interest at 4.25% to 10.00% and maturities through November 2030		13,280,503

		TOTAL PARTICIPANT LOANS		13,280,503

		TOTAL ASSETS		$655,029,701

*            Denotes Party-In-Interest asset

^           Cost Information not provided as assets are part of an individual account plan that participants and beneficiaries directed with respect to assets allocated to his or her account.